EXHIBIT 8.1

LIST OF SUBSIDIARIES OF GOL LINHAS AÉREAS INTELIGENTES S.A.

Name	Jurisdiction of Incorporation
GOL Linhas Aéreas S.A.	Brazil
Smiles Viagens e Turismo S.A.	Brazil
GTX S.A.	Brazil
Smiles Fidelidade S.A.	Argentina
GOL Finance, Inc.	Cayman Islands
GAC Inc.	Cayman Islands
GOL Finance	Luxembourg